                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                For the quarterly period ended December 31, 1996


                          RENAISSANCE HOTEL GROUP N.V.
                (Translation of Registrant's Name Into English)

                      C/O RENAISSANCE HOTELS INTERNATIONAL
      17TH FLOOR, NEW WORLD TOWER II, 18 QUEEN'S ROAD, CENTRAL, HONG KONG
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F           X             Form 40-F
                           -----                      -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                               No           X
                           -----                      -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

                                TABLE OF CONTENTS


                                                                                          Page
                                                                                          ----

PART I            FINANCIAL INFORMATION

         Item 1.  Financial Statements

                  Consolidated Balance Sheets as of
                   December  31, 1996 and June 30, 1996                                      2

                  Consolidated Statements of Operations
                   for the Three and Six Months Ended
                   December 31, 1996 and 1995                                                3

                  Consolidated Statements of Cash Flows for the
                   Six Months Ended December 31, 1996 and 1995                               4

                  Notes to Consolidated Financial Statements                                 5


         Item 2.  Management's Discussion and Analysis of Financial Condition and
                  Results of Operations                                                      7

PART II           OTHER INFORMATION

         Item 1.  Legal Proceedings                                                         14

         Item 2.  Change in Securities                                                      14

         Item 3.  Defaults Upon Senior Securities                                           14

         Item 4.  Submission of Matters to a Vote of Security-Holders                       14

         Item 5.  Other Information                                                         15

         Item 6.  Exhibits and Reports on Form 6-K                                          17

                                     PART I
                          ITEM 1. FINANCIAL STATEMENTS
                          RENAISSANCE HOTEL GROUP N.V.
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. DOLLARS IN THOUSANDS)

======================================================================================================================

                                                                                       DECEMBER 31,         JUNE 30,
                                                                                          1996                1996
                                                                                        -----------         --------
                                                                                        (UNAUDITED)
                                                       ASSETS
Current assets:
  Cash and cash equivalents                                                              $  79,044         $  67,367
  Accounts receivable, net                                                                   6,751             9,196
  Due from affiliates                                                                       26,760            20,399
  Deferred income taxes                                                                     16,789            14,590
  Other current assets                                                                      10,447             9,276
                                                                                         ---------         ---------
      Total current assets                                                                 139,791           120,828

  Furniture and equipment, net                                                               5,186             3,842
  Unconsolidated joint ventures                                                             32,125            31,659
  Intangible assets, net:
    License agreement                                                                      106,815           108,471
    Management agreements                                                                   18,415            19,476
    Franchise agreements                                                                     4,058             4,464
    Rights and marks                                                                        13,605            13,824
    Other intangibles                                                                           57               276
  Other assets                                                                               5,125             3,643
                                                                                         ---------         ---------
      TOTAL ASSETS                                                                       $ 325,177         $ 306,483
                                                                                         =========         =========

                                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                                                  $  46,570         $  50,441
  Current portion of long-term debt                                                            278             3,504
  Other current liabilities                                                                  9,020             8,247
                                                                                         ---------         ---------
      Total current liabilities                                                             55,868            62,192

  Long-term debt                                                                           132,234           132,158
  Deferred income taxes                                                                     50,279            42,085
  Other long-term liabilities                                                               12,641            13,164
                                                                                         ---------         ---------
      TOTAL LIABILITIES                                                                    251,022           249,599

  Commitments and contingencies

  Common stock, par value NLG 0.01 per share, 100,000,000 shares authorized;
    30,100,000 shares issued and outstanding                                                   196               196
  Additional paid-in capital                                                                54,315            54,315
  Retained earnings                                                                         49,783            31,849
  Foreign currency translation and other                                                      (739)             (645)
                                                                                         ---------         ---------
                                                                                           103,555            85,715
      Less: amounts receivable from an affiliate                                            29,400            28,831
                                                                                         ---------         ---------
      TOTAL SHAREHOLDERS' EQUITY                                                            74,155            56,884
                                                                                         ---------         ---------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $ 325,177         $ 306,483
                                                                                         =========         =========

              The accompanying notes are an integral part of these
                             financial statements.

                          RENAISSANCE HOTEL GROUP N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

====================================================================================================


                                                   THREE MONTHS ENDED          SIX MONTHS ENDED
                                                      DECEMBER 31,               DECEMBER 31,
                                                 ----------------------     -----------------------


                                                    1996         1995          1996          1995
                                                 ---------     --------     ----------     --------

Revenue
     Management fees                             $ 16,303      $ 15,389      $ 31,103      $ 29,892
     Marketing fees                                 9,307         8,920        18,557        17,501
     License fees                                   5,293         5,614        10,941        10,425
     Franchise fees                                   769           740         1,550         1,497
     Other                                          2,078         2,322         4,966         2,721
                                                 --------      --------      --------      --------
          Total revenue                            33,750        32,985        67,117        62,036

Operating costs and expenses
     Marketing, general and administrative         17,739        18,372        32,885        33,401
     Depreciation                                     254           408           480           580
     Amortization of intangibles                    1,645         1,745         3,399         3,378
                                                 --------      --------      --------      --------
          Total operating costs and expenses       19,638        20,525        36,764        37,359

Operating income                                   14,112        12,460        30,353        24,677

Equity in income of unconsolidated
     joint ventures                                   719           195           229         1,099
Interest income                                     1,212         1,072         2,321         1,643
Foreign currency gain (loss)                          (55)         (193)         (180)            9
Other income                                          260           128           402           269
                                                 --------      --------      --------      --------

          Earnings before interest and taxes       16,248        13,662        33,125        27,697

Interest expense                                    3,170         3,269         6,356         5,266
                                                 --------      --------      --------      --------

Earnings before taxes                              13,078        10,393        26,769        22,431
Provision for income taxes                          4,442         3,621         8,835         7,888
                                                 --------      --------      --------      --------
          Net earnings                           $  8,636      $  6,772      $ 17,934      $ 14,543
                                                 ========      ========      ========      ========

Earnings per share                               $   0.29      $   0.22      $   0.60      $   0.48
                                                 ========      ========      ========      ========



Weighted average shares outstanding (000's)        30,100        30,100        30,100        30,100

Revenues and expenses from related parties
    included above are:
          Revenue                                $ 22,490      $ 22,177      $ 43,041      $ 41,647
          Operating costs and expenses                372           115           688           216
          Interest income                             257           262           515           522
          Interest expense                             --            --            --           577

              The accompanying notes are an integral part of these
                             financial statements.

                          RENAISSANCE HOTEL GROUP N.V.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

===================================================================================================================

                                                                             SIX MONTHS ENDED DECEMBER 31,
                                                                             -----------------------------
                                                                                 1996             1995
                                                                                ------            -----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                  $  17,934         $  14,543
Adjustments to reconcile to net cash provided by operating activities:
Depreciation                                                                        480               580
Amortization of intangibles                                                       3,399             3,378
Equity in income of unconsolidated joint ventures                                  (229)           (1,099)
Foreign currency (gain) loss                                                        180                (9)
Amortization of discount on put option                                              454               460
Amortization of debt issuance fees and discount                                      44                33
Deferred tax provision                                                            6,084             6,540
Changes in operating assets and liabilities:
  Accounts receivable                                                             2,405            (3,754)
  Due from affiliates                                                               (68)           (3,410)
  Accounts payable and accrued expenses                                          (3,806)            6,940
  Due to affiliates                                                                 859             3,658
  Other                                                                          (1,837)            4,251
                                                                              ---------         ---------
NET CASH PROVIDED FROM OPERATING ACTIVITIES                                      25,899            32,111

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments received from unconsolidated joint ventures                               --                 397
Investments in unconsolidated joint ventures                                       (469)           (2,000)
Addition to notes receivable from affiliate                                      (2,531)          (13,033)
Purchases of furniture and equipment                                             (1,888)           (1,313)
Other                                                                              --                (588)
                                                                              ---------         ---------
NET CASH USED IN INVESTING ACTIVITIES                                            (4,888)          (16,537)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of 8 7/8% Guaranteed Notes Due 2005                         --             119,881
Payment of amounts due to New World Group Members                                (5,072)          (53,550)
Retirement of long-term debt                                                     (3,222)             --
Principal payments on long-term debt                                               --             (54,500)
Payment of dividend                                                                --             (16,200)
Payment of issuance fees                                                           --              (1,200)
Payment of other long-term liabilities                                             (501)             (462)
Proceeds from notes payable to affiliate                                           --              10,132
Payments under capital leases                                                      (117)              (87)
Other                                                                              (188)             --
                                                                              ---------         ---------
NET CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES                            (9,100)            4,014
Effect of exchange rate changes on cash                                            (234)             (867)
                                                                              ---------         ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                          11,677            18,721
Cash and cash equivalents at beginning of period                                 67,367            16,200
                                                                              ---------         ---------
Cash and cash equivalents at end of period                                    $  79,044         $  34,921
                                                                              =========         =========

              The accompanying notes are an integral part of these
                             financial statements.

                          RENAISSANCE HOTEL GROUP N.V.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (ALL INFORMATION AS OF AND FOR THE THREE AND SIX MONTHS ENDED
      DECEMBER 31, 1996 AND 1995 IS UNAUDITED - U.S. DOLLARS IN THOUSANDS)

================================================================================


(1) BASIS OF PRESENTATION

         The data as of December 31, 1996 and for the three and six months ended December 31, 1996 and 1995 are unaudited and, in the opinion of management, include all adjustments (which are normal and recurring in nature) necessary for a fair presentation of financial position and results of operations. The results of operations for such interim periods are not necessarily indicative of the results of operations for a full year. The statements, which do not include all information and footnotes required by generally accepted accounting principles for complete financial statements, should be read in conjunction with the audited financial statements of Renaissance Hotel Group N.V. (the "Company") contained in the Company's Annual Report on Form 20-F for the year ended June 30, 1996. Certain prior period amounts have been reclassified to conform to the current period presentation.

(2)  SUPPLEMENTAL CASH FLOW INFORMATION

         The Company paid $5,902 and $1,637 in interest and taxes, respectively, during the six months ended December 31, 1996. For the six months ended December 31, 1995, the Company paid interest and taxes of $3,716 and $1,067, respectively.

(3)  PRO FORMA FINANCIAL INFORMATION

         The following pro forma condensed statement of operations data reflects the Company's consolidated results of operations for the six months ended December 31, 1995, assuming the issuance of the 8 7/8% Guaranteed Notes Due 2005 (the "Notes"), which occurred on October 2, 1995, had actually occurred on July 1, 1995. The Company believes that the assumptions made with respect to such transaction provides a reasonable basis on which to present the pro forma condensed consolidated results of operations. This data is provided for informational purposes only and may not be indicative of the Company's results of operations for any future period (U.S. dollars in thousands, except per share amounts).


                                                          SIX MONTHS ENDED DECEMBER 31, 1995
                                                          ----------------------------------
                                                      HISTORICAL    ADJUSTMENTS       PRO FORMA
                                                      ----------    -----------       ---------
Total revenue                                            $62,036        $    --         $62,036
Marketing, general and administrative expenses            33,401             --          33,401
Depreciation                                                 580             --             580
Amortization of intangibles                                3,378             --           3,378
                                                         -------        -------         -------
Operating income                                          24,677             --          24,677
Equity in income of unconsolidated joint ventures          1,099             --           1,099
Interest income                                            1,643             --           1,643
Other income                                                 278             --             278
                                                         -------        -------         -------
  Earnings before interest and taxes                      27,697             --          27,697
Interest expense                                           5,266          1,183  (A)      6,449
                                                         -------        -------         -------
Earnings before taxes                                     22,431         (1,183)         21,248
Provision for income taxes                                 7,888           (450) (B)      7,438
                                                         -------        -------         -------
  Net earnings                                           $14,543        $  (733)        $13,810
                                                         =======        =======         =======
Net earnings per share of common stock (C)               $  0.48        $ (0.02)        $  0.46
                                                         =======        =======         =======

                         RENAISSANCE HOTEL GROUP N.V.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
         (ALL INFORMATION AS OF AND FOR THE THREE AND SIX MONTHS ENDED
     DECEMBER 31, 1996 AND 1995 IS UNAUDITED - U.S. DOLLARS IN THOUSANDS)

================================================================================

(A)        Represents the following:

Interest expense on Notes                                              $ 2,663
Amortization of fees related to the issuance of the Notes                   30
Amortization of original issue discount                                      3
Interest expense on borrowings under the bank note repaid
  with the proceeds from the issuance of the Notes                        (935)
Interest expense on borrowings under note payable to an
  affiliate repaid with proceeds from the issuance of the Notes           (578)
                                                                       -------
                                                                       $ 1,183
                                                                       =======

(B) Represents the tax effect of the foregoing adjustment.

(C) Calculated using 30.1 million weighted average shares of common stock outstanding.

(4) SUBSEQUENT EVENT - PROPOSED ACQUISITION BY DOUBLETREE CORPORATION

         On January 6, 1997, the Company and Doubletree Corporation announced that their respective Boards of Directors approved a memorandum of understanding for the proposed acquisition of the Company by Doubletree. The consummation of the proposed transaction is subject to various terms and conditions, including the completion of due diligence by both parties, the negotiation and execution of definitive agreements, approval by the respective Boards of Directors and the completion of regulatory approvals. No assurances can be given as to the completion, timing or final terms and conditions of the proposed transaction.

                 ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================


OVERVIEW

      The following discussion and analysis contains certain forward-looking statements that are based on management expectations. Such statements are subject to certain risks and uncertainties that may cause actual results to vary. Such risks, among other things, include a reliance on economic growth for RevPAR increases, legal protections to enforce management and franchise agreements in the many countries in which the Company operates, dependance on air travel for the majority of the Company's guests to get to hotels, reliance on the adherence to contracts by the third parties for whom the Company performs services, and the Company's ability to obtain new management and franchise agreements to fuel growth.

      The following discussion and analysis should be read in conjunction with the audited financial statements of the Company contained in the Company's Annual Report on Form 20-F for the year ended June 30, 1996. All references to a year, such as "1997," refer to the Company's fiscal year ended June 30 of such year.

      As of December 31, 1996, the Company had a portfolio of 150 hotels with 46,369 rooms, including (i) management agreements for 63 Renaissance hotels, 15 New World hotels and 33 Ramada International hotels and (ii) franchise agreements for eight Renaissance hotels and 31 Ramada International hotels.

      The Company has entered into management agreements, franchise agreements and exclusive license agreements with respect to hotels throughout the world. Approximately 46% and 48% of the Company's revenue for the first half of 1997 and 1996, respectively, was earned outside of the United States and Canada. The Company's Europe region management and marketing fee revenue is comprised of eight European and two Middle Eastern currencies in addition to the U.S. dollar. Management fee revenues and marketing fee revenues in the Asia/Pacific region are comprised primarily of seven Asian currencies in addition to the U.S. dollar.

      Marketing, general and administrative expenses in the Europe region are incurred primarily in German marks. In the Asia/Pacific region, marketing, general and administrative expenses are incurred primarily in Hong Kong dollars.


RESULTS OF OPERATIONS

      QUARTERS ENDED DECEMBER 31, 1996 AND 1995

      Revenue. Total revenue increased 2% in the second quarter of 1997 compared to the same period of 1996 primarily due to improved management and marketing fees from existing hotels. This positive effect was offset by the unfavorable impact of $0.6 million related to changes in local currency exchange rates to the U.S. dollar and the impact of second quarter 1996 non-recurring: (i) technical assistance fee revenue of $1.4 million; (ii) license fee revenue of $0.9; and (iii) incentive fee revenue of $0.3 million.

Management fees increased 6% in the second quarter of 1997 to $16.3 million compared to $15.4 million in the second quarter of 1996. The $0.9 million increase was primarily a net result of higher management fees from existing hotels due to improved gross revenue performance. This was offset by $0.3 million of non-recurring incentive fee revenue recorded in the second quarter of 1996 related to a multi-property management agreement.

      Marketing fees increased 4% in the second quarter of 1997 to $9.3 million compared to $8.9 million in the same period of 1996. This increase was primarily the result of higher fees at existing managed and franchised hotels in the Americas.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

================================================================================



        In the Americas region, management fees decreased 4% and marketing fees increased 3% in the second quarter of 1997 compared to same period of 1996. Management fees in the Americas region decreased $0.2 million primarily as a net result of: (i) a reduction of seven management contracts; (ii) the impact of $0.3 million of non-recurring incentive fee revenue recorded the second quarter of 1996 related to a multi-property management agreement; and (iii) higher management fees from existing hotels due to improved gross revenue performance. Marketing fees increased mainly as a net result of higher fees from existing managed and franchised hotels offset by the lower number of managed properties.

        In the Europe region, management fees and marketing fees increased 7% and 14%, respectively, in the second three months of 1997 compared to second three months of 1996. Management fees in the Europe region increased $0.2 million overall, primarily as a result of seven additional management contracts and the renegotiation of two existing contracts. Management fees from existing hotels decreased approximately $0.1 million, primarily as a result of the unfavorable impact of the change in exchange rates for the second quarter of 1997 compared to second quarter of 1996. Had the same exchange rates been in effect during the three months ended December 31, 1996 as were in effect during the three months ended December 31, 1995, management fees would have been approximately $0.4 million higher.

       Marketing fees in Europe increased mainly as a result of additional fees from new management and franchise contracts. Had the same exchange rates been in effect during the three months ended December 31, 1996 as were in effect during the three months ended December 31, 1995, marketing fees in the Europe region would have been approximately $0.1 million higher.

        In the Asia/Pacific region, management fees and marketing fees increased 18% and 1%, respectively, in the second quarter of 1997 compared to the second quarter of 1996. Management fees increased $0.9 million mainly as a result of improved performance from existing hotels and the addition of three new management contracts. Marketing fees remained relatively unchanged in the second quarter of 1997 compared to the same time period of 1996. Had the same exchange rates been in effect in the Asia/Pacific region during the second quarter of 1997 as were in effect during the second quarter of 1996, management fee revenue would have been $0.1 million higher and marketing fee revenue would have been unchanged.

      License fees decreased in the second quarter of 1997 to $5.3 million compared to $5.6 million in the second quarter of 1996 reflecting the impact of $0.9 million of non-recurring revenue recorded last year relating to limited service properties licensed by HFS Incorporated ("HFS") in the United States. Scheduled minimum license fees due from HFS were $0.3 million higher in the second quarter of 1997 compared to the same period of 1996. The second quarter of 1997 includes $0.1 million of license fee revenue earned on timeshare properties licensed by HFS in the United States. There was no revenue earned in the second quarter of the prior year on timeshare properties licensed by HFS.

      Other revenue decreased $0.2 million in the second quarter of 1997 compared to the second quarter of 1996. The Company recorded $1.8 million of technical assistance fee revenue in the second quarter of 1996 related to the finalization of a two year agreement with a hotel outside the United States. The agreement had a retroactive application date of January 1, 1995 which resulted in approximately $1.4 million of revenue earned prior to the second quarter being recorded in the second quarter of 1996. During the second quarter of 1997 the Company earned a $1.0 million fee on the termination of one management contract in the Americas. No significant termination fees were earned in the second quarter of 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

================================================================================



      Marketing, General and Administrative Expenses. Marketing, general and administrative expense decreased 3% to $17.7 million in the 1997 second quarter compared to $18.4 million in the 1996 second quarter. Increases in personnel costs were offset by reduced advertising costs in the Americas and a reduction of $1.0 million of development costs in Eastern Europe. Personnel costs increased $1.0 million due primarily to higher staffing levels in Europe and Asia/Pacific, and $0.4 million of regional restructuring and severance costs incurred in the Americas. Advertising expenses were approximately $1.0 million less than the second quarter of 1996 due to a shift in advertising strategy in the Americas. The Company also continued the aggressive advertising campaign initiated in Europe last year. Had the same exchange rates been in effect during the three months ended December 31, 1996 as were in effect during the three months ended December 31, 1995, world-wide marketing, general and administrative expenses would have been approximately $0.2 million higher in the second quarter of 1997.

      Operating Income. Operating income in the second quarter of 1997 increased 13% to $14.1 million compared to $12.5 million in the second quarter of 1996. Operating income represented 42% and 38% of total revenue in the second quarter of 1997 and 1996, respectively. Had the same exchange rates been in effect during the three months ended December 31, 1996 as were in effect during the three months ended December 31, 1995, operating income would have been approximately $0.4 million higher in the second quarter of 1997.

      Equity in Income of Unconsolidated Joint Ventures. Equity in income of unconsolidated joint ventures was $0.5 million higher in the second quarter of 1997 compared to the second quarter of 1996. The higher equity income amount was primarily a result of improved performance at the Company's joint venture properties in Moscow and Seoul.

        Interest Income. Interest income increased $0.1 million in the second quarter of 1997 compared to the same period of 1996 mainly as a net result of maintaining higher cash balances in the current year quarter offset by the impact of interest income related to a tax refund recorded in the second quarter of 1996.

      Interest Expense. Interest expense decreased $0.1 million in the second quarter of 1997 to $3.2 million.

      Provision for Income Taxes. The provision for income taxes of $4.4 million for the second quarter of 1997 represents a 34% effective tax rate. The income tax provision was $3.6 million in the second quarter of 1996, representing an effective tax rate of 35%. The decrease in the effective tax rate represents the impact of the Company's world-wide restructuring. The effective tax rates differ from the U.S. statutory tax rates due to income tax rate differentials between the U.S. and other jurisdictions, state income taxes, and non-deductible goodwill amortization.

      Net Earnings. Net earnings increased 28% to $8.6 million in the second quarter of 1997 compared to $6.8 million in the second quarter of 1996.

SIX MONTHS ENDED DECEMBER 31, 1996 AND 1995

      Revenue. Total revenue increased 8% in the first six months of 1997 compared to the same period of 1996 primarily due to improved management and marketing fees from existing hotels, $2.9 million of termination fees received in the 1997 period, and the unfavorable impact of $1.1 million related to changes in local currency to U.S. dollar exchange rates for the six months ended December 31, 1996 as compared to the same period ended December 31, 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

================================================================================



      Management fees increased 4% in the first six months of 1997 to $31.1 million compared to $29.9 million in the same period of 1996. The $1.2 million increase was primarily a net result of higher base management fees from existing hotels due to improved gross room revenue performance. Overall incentive fee revenue decreased slightly, primarily as a result of the Company recording $0.3 million of non-recurring incentive fee revenue related to a multi-property management agreement in the second quarter of 1996.

      Marketing fees increased 6% in the first half of 1997 to $18.6 million compared to $17.5 million in the first half of 1996. This increase was primarily the result of higher fees at existing managed and franchised hotels.

      In the Americas region, management fees decreased 1% and marketing fees increased 3% in the first six months of 1997 compared to same period of 1996. Management fees in the Americas region decreased primarily as a net result of:
(i) a reduction of seven management contracts; (ii) the impact of $0.3 million of non-recurring incentive fee revenue recorded in the first half of 1996 related to a multi-property management agreement; and (iii) higher base management fees at existing hotels due to improved gross room revenue. Marketing fees increased mainly as a net result of higher fees from existing managed and franchised hotels offset by a reduction of five properties charged a marketing fee.

      In the Europe region, management fees and marketing fees increased 5% and 16%, respectively, in the first six months of 1997 compared to the first six months of 1996. Management fees in the Europe region increased mainly as a result of seven new management contracts and higher base management fees from existing hotels due to improved gross room revenue. Had the same exchange rates been in effect during the six months ended December 31, 1996 as were in effect during the six months ended December 31, 1995, management fees in the Europe region would have been approximately $0.9 million higher.

       Marketing fees in Europe increased mainly as a result of additional fees from new management and franchise contracts and higher fees from existing managed and franchised hotels. Had the same exchange rates been in effect during the six months ended December 31, 1996 as were in effect during the six months ended December 31, 1995, marketing fees in the Europe region would have been approximately $0.1 million higher.

        In the Asia/Pacific region, management fees and marketing fees increased 9% and 5%, respectively, in the first half of 1997 compared to the same period of 1996. Management fees increased mainly as a result of improved performance at existing hotels and the addition of three new management contracts. Marketing fees increased in the first six months of 1997 compared to the same time period of 1996 mainly as a result of improved room revenues at existing hotels. Had the same exchange rates been in effect in the Asia/Pacific region during the first half of 1997 as were in effect during the first half of 1996, management fee revenue would have been $0.1 million higher and marketing fee revenue would have been unchanged.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

================================================================================



      License fees increased in the first half of 1997 to $10.9 million compared to $10.4 million in the same period of 1996 primarily as a net result of: (i) the impact of $0.4 million of non-recurring revenue recorded last year relating to limited service properties licensed by HFS in the United States; (ii) scheduled minimum license fees due from HFS were $0.5 million higher in the first six months of 1997 compared to the same period of 1996; (iii) the first six months of 1997 includes $0.3 million of license fee revenue earned on timeshare properties licensed by HFS in the United States (there was no revenue earned in the first six months of the prior year on timeshare properties licensed by HFS); and (iv) license fee revenue earned on limited service properties licensed by HFS in the United States increased $0.1 million in the first six months of 1997 as compared to the same period of 1996.

      Other revenue increased $2.2 million in the first six months of 1997 compared to the same period of 1996. During the first six months of 1997 the Company earned termination fees totaling $2.9 million on three management contracts terminated in the Americas. No significant termination fees were earned in the first half of 1996. The Company also recorded $1.8 million of technical assistance fee revenue in the first six months of 1996 related to the finalization of a two year agreement with a hotel outside the United States. The agreement had a retroactive application date of January 1, 1995 which resulted in approximately $0.9 million of revenue earned prior to the first half being recorded in the first half of 1996. The Company earned revenue of $0.9 million on this agreement in the first six months of 1997. This technical assistance agreement concluded on December 31, 1996.

        Marketing, General and Administrative Expenses. Marketing, general and administrative expense decreased 2% to $32.9 million in the 1997 first six months compared to $33.4 million in the first six months of 1996. Increases in personnel costs were offset by reduced advertising costs in the Americas and a reduction of $0.6 million in Eastern Europe development costs. Personnel costs increased $2.7 million due primarily to cost of living and performance increases and: (i) $1.0 million related to higher staffing levels in Europe and Asia/Pacific; (ii) $0.9 million of additional bonus expense as a result of improved performance and additional plan participants; and (iii) $0.4 million of regional restructuring and severance costs incurred in the Americas. Advertising expenses were approximately $1.6 million less in the first half of 1997 than the first half of 1996, and approximately $1.0 million less than expected, due to a shift in advertising strategy in the Americas. In addition, the Company delayed advertising projects in the first quarter of 1997 while a new advertising agency was selected in the Americas. The Company also continued the aggressive advertising campaign initiated in Europe last year. Had the same exchange rates been in effect during the six months ended December 31, 1996 as were in effect during the six months ended December 31, 1995, world-wide marketing, general and administrative expenses would have been approximately $0.3 million higher in the first six months of 1997.

      Operating Income. Operating income in the first half of 1997 increased 23% to $30.4 million compared to $24.7 million in the first half of 1996. Operating income represented 45% and 40% of total revenue in the first half of 1997 and 1996, respectively. Had the same exchange rates been in effect during the six months ended December 31, 1996 as were in effect during the six months ended December 31, 1995, operating income would have been approximately $0.8 million higher in the first half of 1997.

      Equity in Income of Unconsolidated Joint Ventures. Equity in income of unconsolidated joint ventures was $0.9 million lower in the first half of 1997 compared to the same period of 1996. Approximately $0.7 million of this reduction is attributed to the addition of joint venture hotels in St. Petersburg, Florida and Paris, France which were added to the Company's portfolio in December 1995 and June 1996, respectively.

      Interest Income. Interest income increased $0.7 million in the first six months of 1997 compared to the first six months of 1996 mainly as a net result of maintaining higher cash balances in the current year period and interest income related to a tax refund recorded in the second quarter of 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

================================================================================



        Interest Expense. Interest expense increased $1.1 million in the first half of 1997 to $6.4 million compared to $5.3 million in the first half of 1996. This increase is due to the issuance of $120.0 million principal amount of 8 7/8% Guaranteed Notes Due 2005 ("Notes") on October 2, 1995. Had the Notes been outstanding during the entire first six months of 1996, interest expense would have been $6.4 million in that period as well. On December 27, 1996, the Company fully satisfied its $3.2 million obligation under subordinated notes due in 1999. These notes bore interest at an 11.625% annual rate.

      Provision for Income Taxes. The provision for income taxes of $8.8 million for the first six months of 1997 represents a 33% effective tax rate. The income tax provision was $7.9 million in the same period of 1996, representing an effective tax rate of 35%. The decrease in the effective tax rate represents the impact of the Company's world-wide restructuring. The effective tax rates differ from the U.S. statutory tax rates due to income tax rate differentials between the U.S. and other jurisdictions, state income taxes, and non-deductible goodwill amortization.

      Net Earnings. Net earnings increased 23% to $17.9 million in the first half of 1997 compared to $14.5 million in the first half of 1996.

SEASONALITY

      The Company's operations are somewhat seasonal in nature, with lower revenues, operating profit and cash flow from operations in the second quarter due to decreased travel during the November and December holiday periods and in the first quarter as a result of reduced business travel during the summer vacation months. However, the Company believes that the geographical distribution of its hotels lessens the impact of seasonal fluctuations.

INFLATION

      The Company believes that inflation has not had a material effect on its financial position or results of operations for the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's primary source of funds to meet working capital requirements is cash provided from operations. During the first half of 1997, the Company generated cash flow from operations of $25.9 million. Operational cash flow is comprised mainly of net earnings, changes in operating assets and liabilities, and non-cash items, including deferred taxes, amortization of intangibles, and the Company's equity interest in unconsolidated joint ventures.

      Net cash used in investing activities totaled $4.9 million in the first six months of 1997. The Company loaned $2.0 million to an affiliate for the acquisition of a hotel in London, England, which the Company will manage upon the hotel's opening, expected in 1998. This contract represents the first Renaissance Hotel in Great Britain. The loan was in the form of an unsecured short-term note. During the first six months of 1997 capital expenditures were $1.9 million. The majority of the capital expenditures was in the Americas for a new reservation system.

        Net cash used in financing activities was $9.1 million. The primary components were the repayment of a $5.1 million obligation to an affiliated party and the $3.2 million payment to retire the subordinated notes due in 1999.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

================================================================================


      As of June 30, 1996, the Company had approximately $68 million of available NOL's expiring at various times from 2005-2010. The Company estimates that an additional $20 million will be utilized based upon the first half results. The actual amount of NOL utilization is dependant upon the U.S. taxable income generated by the Company in 1997. The Company expects to be able to fully utilize these NOL's on its future U.S. tax returns. Despite the positive impact on cash provided from operations, such NOL's do not provide a benefit to the statement of operations.

      As of December 31, 1996, the Company had $79.0 million of cash and cash equivalents. The Company expects that cash generated from operations will be adequate for its current and forecasted working capital and investment requirements for the foreseeable future. The Company currently does not have a short-term line of credit and does not anticipate the need for such a facility in the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

      In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123-Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 also allows companies to continue to account for employee stock compensation plans in accordance with Accounting Principles Board Opinion No. 25 - Accounting for Stock Issued to Employees ("APB 25"). However, if APB 25 methodology is used, SFAS 123 requires certain pro forma disclosures. The Company has not yet determined the effect of implementing this standard. The Company is required to adopt the provisions of SFAS 123 in 1997.

                                     PART II
                                OTHER INFORMATION

================================================================================


ITEM 1.   LEGAL PROCEEDINGS.

      No changes have occurred in any of the pending legal proceedings discussed in Note 18 to the financial statements contained in the Annual Report on Form 20-F filed for the year ended June 30, 1996. These legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

ITEM 2.   CHANGES IN SECURITIES.

      Not Applicable

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES.

      Not Applicable

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS.

      The Company's annual meeting of shareholders was held on November 20, 1996 at the Renaissance Amsterdam Hotel. Of the Company's 30,100,000 issued and outstanding shares, 23,982,095 were voted at the annual meeting. The shareholders reelected the following individuals to the board of managing directors: Dr. Henry Cheng Kar-Shun; Mr. William Wai-Hoi Doo; Mr. James Kwok Chak Choi; Mr. Michael Williams; Mr. Robert W. Olesen; Mr. Erwin J. Rieck; Mr. Thomas G. Stauffer; Mr. Andrew Wong Kwok Kin; The Hon. J. Carter Beese, Jr.; Mr.
W. Grant Gregory and The Hon. Thomas Hsieh. Mesrs. Williams, Stauffer and Beese were elected by a vote of 23,981,495 for and 600 withheld. All other members were elected by a vote of 23,981,795 for and 300 withheld. All of the Company's shareholders voting at the meeting voted in favor of (i) the ratification of the recommendation by the board of managing directors of the reappointment of Coopers & Lybrand as the independent auditors of the Company for the fiscal year ending June 30, 1997 and (ii) the adoption of the June 30, 1996 audited annual financial statements of the Company (prepared in accordance with U.S. GAAP).

ITEM 5.   OTHER INFORMATION.

      The following table sets forth certain comparative brand information by region with respect to all of the Company's managed hotel properties for the periods indicated:



                                                                                                     REVENUE PER
                                    OCCUPANCY PERCENTAGE           AVERAGE DAILY RATE              AVAILABLE ROOM
                                    --------------------           ------------------              --------------
   SECOND QUARTER OF:                1997         1996             1997          1996             1997          1996
                                     ----         ----             ----          ----             ----          ----

                                                             (ALL MANAGED HOTELS)
AMERICAS
   Renaissance...........            64.9%        64.0%          $115.99        $106.69           $75.28       $68.28
   Ramada..................          71.0         61.4             67.20          61.40            47.71        37.70
EUROPE
   Renaissance...........            61.3         59.6            109.54         118.63            67.15        70.70
   Ramada..................          61.3         61.1             87.12          88.80            53.40        54.26
ASIA/PACIFIC
   Renaissance...........            73.6         70.0            119.28         120.26            87.79        84.18
   New World...............          68.2         72.7            117.34         121.20            80.03        88.11
   Ramada..................          71.0         80.8             81.57          79.45            57.91        64.20
TOTALS BY
BRAND
   Renaissance...........            65.0         63.6            114.98         110.39            74.74        70.21
   New World...............          68.2         72.7            117.34         121.20            80.03        88.11
   Ramada..................          64.4         65.0             83.64          82.12            53.86        53.38

      The following table sets forth certain comparative brand information by region for hotels managed by the Company and operational during both of the periods indicated:


                                   OCCUPANCY PERCENTAGE            AVERAGE DAILY RATE
                                   --------------------            ------------------                 REVENUE PER
                                                                                                     AVAILABLE ROOM
                                                                                                     --------------
        SECOND QUARTER OF:           1997         1996             1997          1996             1997          1996
                                     ----         ----             ----          ----             ----          ----

                                                              (SAME STORE DATA)
AMERICAS
   RENAISSANCE...........            65.1%        63.7%          $115.90        $109.54           $75.45       $69.78
   RAMADA..................          71.0         65.6             67.20          62.44            47.71        40.96
EUROPE
   RENAISSANCE...........            63.8         59.6            108.87         118.63            69.46        70.70
   RAMADA..................          65.7         62.3             89.24          89.39            58.63        55.69
ASIA/PACIFIC
   RENAISSANCE...........            74.5         72.9            122.98         122.56            91.62        89.35
   NEW WORLD...............          72.2         73.5            122.32         121.64            88.32        89.41
   RAMADA..................          73.9         80.8             82.37          79.45            60.87        64.20
TOTALS BY
BRAND
   RENAISSANCE...........            65.7         63.6            115.16         112.85            75.66        71.77
   NEW WORLD...............          72.2         73.5            122.32         121.64            88.32        89.41
   RAMADA..................          68.2         66.7             84.95          83.75            57.94        55.86

      The following table sets forth certain comparative brand information by region with respect to all of the Company's managed hotel properties for the periods indicated:


                                   OCCUPANCY PERCENTAGE           AVERAGE DAILY RATE
                                   --------------------           ------------------              REVENUE PER
                                                                                                 AVAILABLE ROOM
                                                                                                 --------------
         FIRST SIX MONTHS           1997         1996             1997        1996             1997         1996
                                    ----         ----             ----        ----             ----         ----

                                                          (ALL MANAGED HOTELS)
AMERICAS
  Renaissance                       67.8%        66.7%          $113.52     $103.23           $76.97       $68.85
  Ramada                            74.0         60.9             65.04       61.94            48.13        37.69
EUROPE
  Renaissance                       63.5         61.7            108.88      116.26            69.14        71.73
  Ramada                            63.3         61.0             86.14       86.24            54.53        52.61
ASIA/PACIFIC
  Renaissance                       71.3         70.5            122.53      121.74            87.36        85.83
  New World                         68.1         72.2            111.36      114.56            75.84        82.71
  Ramada                            67.8         76.6             80.86       78.60            54.82        60.21
TOTALS BY
BRAND
  Renaissance                       67.2         66.1            113.51      107.61            76.28        71.13
  New World                         68.1         72.2            111.36      114.56            75.84        82.71
  Ramada                            65.4         64.0             82.47       80.42            53.94        51.47


      The following table sets forth certain comparative brand information by region for hotels managed by the Company and operational during both of the periods indicated:


                                   OCCUPANCY PERCENTAGE          AVERAGE DAILY RATE
                                   --------------------          ------------------               REVENUE PER
                                                                                                 AVAILABLE ROOM
                                                                                                 --------------
         FIRST SIX MONTHS           1997         1996             1997        1996             1997         1996
                                    ----         ----             ----        ----             ----         ----

                                                           (SAME STORE DATA)
AMERICAS
  Renaissance                       67.8%        66.6%          $113.73     $105.79           $77.11       $70.46
  Ramada                            74.2         65.8             64.80       62.28            48.08        40.98
EUROPE
  Renaissance                       66.8         61.7            109.32      116.26            73.03        71.73
  Ramada                            66.7         62.4             87.50       86.67            58.36        54.08
ASIA/PACIFIC
  Renaissance                       71.9         74.3            126.54      126.76            90.98        94.18
  New World                         71.0         72.6            114.96      114.77            81.62        83.32
  Ramada                            70.0         76.6             81.35       78.60            56.95        60.21
TOTALS BY
BRAND
  Renaissance                       68.0         66.3            114.06      110.17            77.56        73.04
  New World                         71.0         72.6            114.96      114.77            81.62        83.32
  Ramada                            68.4         66.0             83.16       81.72            56.88        53.94

      The following table sets forth for each region and brand the number of hotels and rooms managed and franchised by the Company and the number of managed and franchised hotels and rooms under construction and under contract as of December 31, 1996:



                                                                FRANCHISED          HOTELS UNDER         HOTELS UNDER
                                         MANAGED HOTELS           HOTELS            CONSTRUCTION           CONTRACT
                                        ----------------     ----------------      ----------------    -----------------
                               Total
                               Hotels
                                Open    Hotels     Rooms     Hotels     Rooms      Hotels     Rooms    Hotels      Rooms
                                ----    ------     -----     ------     -----      ------     -----    ------      -----
                                                                                           (MANAGED AND FRANCHISED)
AMERICAS
     Renaissance..........       38      36        15,719       2          447        2         677      --          --
     Ramada...............        5       1           723       4          527       --          --      --          --
                                ---     ---       -------     ---       ------      ---       -----     ---       -----
          Total...........       43      37        16,442       6          974        2         677      --          --
EUROPE
     Renaissance..........       20      19         5,497       1          635        1         175       1         340
     Ramada...............       48      25         5,168      23        3,950        6         688       4         551
                                ---     ---       -------     ---       ------      ---       -----     ---       -----
          Total...........       68      44        10,665      24        4,585        7         863       5         891
ASIA/PACIFIC
     Renaissance..........       13       8         2,532       5        1,505        5       1,813       2         456
     New World............       15      15         7,373      --           --        1         430       5       2,094
     Ramada...............       11       7         1,586       4          707        6       1,918       1         325
                                ---     ---       -------     ---       ------      ---       -----     ---       -----
          Total...........       39      30        11,491       9        2,212       12       4,161       8       2,875
TOTAL.....................      150     111        38,598      39        7,771       21       5,701      13       3,766




ITEM 6.   EXHIBITS AND REPORTS ON FORM 6-K

          (a)  Exhibits                           None.
          (b)  Reports on Form 6-K                None.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                     RENAISSANCE HOTEL GROUP N.V.


                                     By: /s/ Robert W. Olesen
                                        ----------------------------------------
                                                    Robert W. Olesen
                                           Executive Director, Executive Vice
                                          President and Chief Financial Officer



Date:  February 12, 1997